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SEC FILE NUMBER
1-6615

CUSIP NUMBER
868168105

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 1-6615
(Check one):       ☐      Form 10-K       ☐      Form 20-F       ☐      Form 11-K       ☑      Form 10-Q       ☐      Form 10-D
☐      Form N-SAR       ☐      Form N-CSR
For period ended: September 24, 2006

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Superior Industries International, Inc.

Full Name of Registrant

Former Name if Applicable
7800 Woodley Avenue

Address of Principal Executive Office (Street and Number)
Van Nuys, CA 91406

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Despite diligent efforts, the work necessary to complete the accounting and reporting of income taxes for certain complex transactions and an assessment of our accounting for planned major maintenance activities could not be completed without unreasonable expense and effort in sufficient time to permit filing our Quarterly Report on Form 10-Q for the three months ended September 24, 2006 on the scheduled due date of November 4, 2006. Specifically, the accounting and reporting of income taxes related to the sale of the aluminum suspension components business, additional analysis of our accounting for planned major maintenance activities in interim reporting periods and other post-closing procedures have required additional time and effort.
The Company expects that it will be able to complete the remaining work described above in time for the Company to file its Form 10-Q for the three months ended September 24, 2006 within the five-day extension provided by Rule 12b-25.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

R. Jeffrey Ornstein	818	902-2700

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

As the Registrant previously announced, for the three months ended September 24, 2006, revenue decreased 2.2% to $174,288,000 from $178,289,000 for the third quarter of 2005. Revenues for the nine months ended September 24, 2006 decreased 3.4% to $577,693,000 from $598,260,000 for the nine months of 2005. For the third quarter of 2006, our net loss was $7,711,000, or $0.29 per diluted share, compared to a loss of $133,000, or $0.00 per diluted share, for the third quarter of the prior year. For the nine months of 2006, our net loss was $4,494,000, or $0.17 per diluted share, compared to net income of $14,107,000, or $0.53 per diluted share, for the nine months of 2005.
SUPERIOR INDUSTRIES INTERNATIONAL, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 6, 2006	By:	/s/ R. Jeffrey Ornstein

R. Jeffrey Ornstein
Vice President and Chief Financial Officer

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